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Exhibit 2.4

Letter of Intent to Form Joint Venture Corporation Between Netserv Caribbean, Ltd. and View Systems, Inc.

                      August 17, 1999

VIA TELEFAX

Mr. Rick Avery
Netserv Caribbean Ltd.
Bretton Avenue
16 Victoria Avenue
Port of Spain, Trinidad

            Re:  Secure Systems, Ltd., a Trinidad Joint Venture Corporation

Dear Rick:

    Gunther and I spoke with Paul earlier this week, and told him that we would prepare and forward a letter of intent, which I am doing with this letter. The letter of intent sets forth our understanding as to the proposed terms for the joint venture between View Systems, Inc., a Florida corporation, whose principal place of business is 925 West Kenyon Avenue, Suite 15, Englewood, Colorado ("View Systems") and Netserv Caribbean Ltd. ("Netserv"), a Trinidad corporation whose registered office is a Bretton Hall, 16 Victoria Avenue, Port of Spain, Trinidad. Other than the covenants contained in paragraphs 4,6,7,8 and 9 of this letter of intent, this letter of intent is not binding upon either View Systems or Netserv and is subject to the joint venture agreement (and associated agreements) between View Systems and Netserv. The covenants in paragraphs 4,6,7,8 and 9 are binding upon View Systems and Netserv whether or not the parties reach a definitive agreement with respect to the acquisition of the Business.

    1.  Joint Venture Corporation.  View Systems and Netserv shall create a corporation named Secure Systems, Ltd. under the laws of Trinidad and Tobago, whose principal office shall be in Trinidad and Tobago (the "JV Corp."). Stock in the JV Corp. will be initially issued 50% to View Systems and 50% to Netserv. The JV Corp. will be governed by a board of directors consisting of four persons, two of which shall be appointed or elected by View Systems and two of which shall be appointed or elected by Netserv. The board of directors for the JV Corp. will appoint officers of the corporation which shall consist of the President and CEO, a General Manager, a Treasurer, a Secretary and one or more Vice Presidents.

    2.  Business of the Corporation.  The JV Corp.'s business shall be to (i) lease and build-out a production facility capable of manufacturing products designed and developed by View Systems, Netserv and other customers (the "Plant"); (ii) to have the Plant finally assemble and test View Systems and Netserv products; (iii) to have the Plant assemble other electronic components and assemblies for other customers; (iv) to market, sell and distribute View Systems and Netserv products, primarily in the Caribbean and Latin America; (v) to provide a full spectrum of software development services, including software development for a large variety of platforms, specialty DSP platforms and architectures supported from Spectrum, Pentek, etc. and programming in numerous languages; (vi) to provide systems design, engineering and development, including preliminary engineering studies, QRC systems and components and design prototyping, engineering drawings and documentation packages, field analyses, site surveys and requirements synthesis, hardware component sourcing, software subsystem development and integation; (vii) to participate in the development of software and hardware designs that complement View Systems or Netserv existing products; and (viii) to develop other production facilities for manufacturing electronic components and assemblies, including View Systems products and Netserv products.

    3.  Steps to Implementation.

      a.  Value Added Reseller Agreement.  Netserv and View Systems will execute a value added reseller agreement, whereby Netserv will resell existing products of View Systems, according to terms mutually agreeable to View Systems and Netserv. As part of this agreement, View Systems will provide for Netserv's use in the Caribbean, a SecureView-8. Following closing on the Joint Venture Agreement between Netserv and View Systems, this SecureView-8 will be contributed to the JV Corp. so that it becomes property of the JV Corp. Netserv shall purchase 8 cameras to use with the SecureView-8 and, following closing on the Joint Venture Agreement between Netserv and View Systems, these cameras will be contribured to the JV Corp. The SecureView-8 and the 8 cameras will function as a demonstration system, first, for Netserv as a reseller, and, then, for the JV Corp. Netserv will install this demonstration system in a location which is good for providing demonstrations to potential customers of these products. Netserv will immediately begin sales and marketing efforts to sell View Systems products, and View Systems will not circumvent Netserv in selling to any potential customers introduced to it by Netserv.

      b.  Development of a Business Plan and Proposal for Space Lease.  Netserv and View Systems will prepare a business plan for the JV Corp. and a proposal to Trinidad government agencies for leasing space for a production and office facility. This proposal will be presented to the appropriate Trinidad government agencies. The business plan will detail a sales and marketing plan, as well as business lines, production plans, use of funds and other items.

      c.  Development of a Budget and Schedule of Capital Contributions.  Netserv and View Systems will develop a budget for the first year's operations, and pro forma financial statements for each of the first 3 years of business operations for the JV Corp. and from that budget work into a schedule of capital contributions to meet budgeted expenses.

      d.  Development of a Staffing Schedule.  Netserv and View Systems will jointly develop a staffing plan and implementation schedule for staffing. Netserv and View Systems will determine whether this staffing arrangement will be met with direct employment hires by the JV Corp. or by administrative services or management services agreements between the JV Corp. and Netserv and/or View Systems.

      e.  Organization Joint Venture Corporation.  Netserv and View Systems will investigate and determine the best form of corporate structure for the JV Corp., and they will prepare the corporate documentation necessary to form this business and qualify it to do business in the Caribbean and elsewhere.

      f.  Negotiation of Joint Venture Agreement and Other Associated Agreements.  Netserv and View Systems shall negotiate a joint venture agreement and any other agreements deemed necessary for the operation of the JV Corp.

    4.  Best Efforts.  The parties will use their reasonable best efforts to undertake the actions set forth in the preceding paragraph. The parties agree to negotiate in good faith, and use their best efforts to (a) execute definitive agreements with respect to the joint venture as expeditiously as possible, and (b) close the transaction as soon as is reasonably practicable. Mere disagreement over a term of the transaction does not constitute bad faith and a breach of this paragraph. In the event either party violates the covenants contained in this paragraph (the "breaching party"), the other party may recover from the breaching party its damages incurred in reliance on the good faith of the breaching party.

    5.  Conditions to Obligations.  View Systems and Netserv will not be obligated to consummate the joint venture agreement contemplated hereby unless and until the parties have reached a definitive agreement as to all of the essential terms of the joint venture agreement, the parties have been able to locate space to lease at favorable rates for the joint venture corporation, the parties have been able to agree on a capitalization plan, business plan, staffing plan and the terms of any agreements which will need to be executed in connection with the operation of the joint venture corporation, and the parties have been successful in making arrangements to make the necessary capital contributions. In addition, View Systems and Netserv will not be obligated to consummate the joint venture unless View Systems and Netserv are satisfied that they can obtain all certificates, permits and approvals that are required in connection with the JV Corp.'s operation of its business, and satisfactorily completes its due diligence investigation in connection with the joint venture.

    6.  Due Diligence.  Netserv and View Systems agree to cooperate with each other's due diligence investigation of the structure and business of the joint venture. The parties shall provide each other with prompt and reasonable access to key employees and to books, records, contracts and other information pertaining to the joint venture business (the "Due Diligence Information").

    7.  Confidentiality; Noncompetition.  Netserv and View Systems will use the Due Diligence Information solely for the purpose of each other's due diligence investigation. Netserv and View Systems, and their affiliates, directors, officers, employees, advisors, and agents will keep the Due Diligence Information strictly confidential. Netserv and View Systems will disclose the Due Diligence Information only to those Representatives who needs to know such information for the purpose of consummating the joint venture. Each party agrees to be responsible for any breach of this paragraph by any of its Representatives. In the event the joint venture is not consummated, the parties will return any materials containing Due Diligence Information, or will certify in writing that all such materials or copies of such materials have been destroyed. View Systems and Netserv also will not use any Due Diligence Information to compete with one another in the event that the joint venture is not consummated. The provisions of this paragraph will survive the termination of this letter of intent.

    8.  Exclusive Dealing.  Until the termination of this letter of intent as provided for above, the parties will not enter into any agreement, discussion, or negotiation with, or provide information to, any other corporation, firm or other person, or solicit, encourage, entertain or consider any inquiries or proposals, with respect to the possible development of a joint venture in the nature of the business described herein.

    9.  Public Announcement.  The parties shall cooperate with one another in preparing press releases, public announcements or disclosure documents relating to the transaction contemplated by this letter of intent and all of same shall be subject to mutual agreement of the parties.

    10.  Expenses.  Each party will pay all of its expenses, including legal fees, incurred in connection with the joint venture contemplated hereby.

    12.  Termination.  Subject to the provisions herein, either party may terminate this letter of intent at any time by sending written notice thereof to the other party. In addition, either party may terminate this letter of intent upon the breach by the other party of the covenants contained in paragraphs 4,6,7,8 and 9 of this letter of intent. The written notice must state the grounds upon which the party relies to terminate this letter of intent.

    If you are in agreement with the terms of this letter of intent, please sign in the space provided below and return a signed copy to me. Upon receipt of a signed copy of this letter of intent, we will proceed with our plans for consummating the transaction in a timely manner.

                      Very Truly Yours,

                      Andrew L. Jiranek, Vice President,
                      View Systems, Inc.

(a)

(b)  SEEN AND AGREED:

Netserv Caribbean Ltd.

By:

Name:

Title:

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Exhibit 2.4